

yonder

The Gateway to Nature

Freyr Thor, CEO
May 15, 2020

INDUSTRY PROBLEM

Nature tourism is underserved

Mass booking platforms highlight prices and assume you know the destination

The nature travel booking market is fragmented and unsophisticated





PLUS VERIFIED · ENTIRE APARTMENT
Terrific Location with Video Projector, Screen & Netflix
$215/nig
★★★★★ 151

Choose from
at an Airy City Pad

PLUS VERIFIED · ENTIRE APARTMENT
Three Sun-drenched Balconies Pad
ght · $452 total ⓘ
★★★★★ 62

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Explore all 300+ homes

PLUS VERIFIED · ENTIRE APARTMENT
Cava Baja Apartment in Historic Madrid de los Austrias
$143/night · $428 total ⓘ
★★★★★ 16

PLUS VERIFIED · ENTIRE APARTMENT
Magnífico piso en Plaza de Colón
$134/night · $402 total ⓘ
★★★★★ 25





RARE FIND

RARE FIND

RARE FIND



We're in the midst of a rising anxiety epidemic

In times of social media, Covid-19 has amplified a pre-existing condition of stress and isolation

We've lost connection with nature, and its meaning

"Americans Are Among the Most Stressed People in The World"

-THE NEW YORK TIMES
April 25, 2019

NATURE AS THE ANTIDOTE







COLORADO MATTERS
Suffering From Allergies, Or PTSD? Someday You May Take A CU Professor's 'Farm In A Pill'
BY MICHELLE P. FULCHER | MICHELLE.FULCHER@CPR.ORG
JAN 22, 2019
The New York Times
ADVERTISEMENT
Ad closed by Google
Take a Walk in the Woods. Doctor's Orders.
"Forest bathing," or immersing yourself in nature, is being embraced by doctors and others as a way to combat stress and improve health.
The Nature of Americans
Disconnection and Recommendations for Reconnection
National Report
Dr. Stephen R. Kellert
Yale University
David J. Case, Dr. Daniel Escher, Dr. Daniel J. Witter, Dr. Jessica Mikels-Carrasco, and Phil T. Seng
DJ Case & Associates
The Atlantic
Popular
Latest
Sections
Magazine
More
Subscribe
HEALTH
Nature Therapy Is a Privilege
Science is learning more about the health benefits of going outside—at a time when access to wild spaces is ever-more unequal.
JULIE BECK JUN 23, 2017
Japanese "forest medicine" is the science of using nature to heal yourself—wherever you are
By Ephrat Livni • February 21, 2018









YONDER IS THE SOLUTION

yonder

A Booking Platform
Connecting people
to enriching experiences
in nature



The world's go-to resource for carefully vetted, nature-rich experiences.


FARM


RANCH


OPEN SKY


MOUNTAIN


VINEYARD


WATERFRONT


FOREST


ESCAPE

CLEARLY SPECIALIZED MARKET SEGMENT

Aggregating Highly Curated Global Host Community
At Yonder, the Stay is not a Place To Sleep. It is the Experience Itself



yonder Y
Search location or activity...
Dates Available
# of Guests
Yonder Type
GO
Derek
MOONLIGHT PARKING
14 photos
FOREST STAY / TREE HOUSE
Moonlight Treehouse
The Mohicans Treehouses
Glenmont, OH
STEWARD: KEVIN
ABOUT
DETAILS
PLACES
yonder Y
ranch
Clear
Dates Available
# of Guests
All Yonder Types
GO
Matthew
MAP VIEW
FILTERS (1) CLEAR
STAYS
BOTH
ACTIVITIES
SORT
RANCH / LODGE
The Lodge
@ Orderville, UT
ESCAPE / HOUSE
Adams Farm
The Little Farmhouse
@ Wilmington, VT
HOST
Jill
$213 avg/night
RANCH / BED & BREAKFAST
BlissWood Bed and Breakfast Ranch
Conestoga Covered Wagon
@ Cat Spring , TX
HOST
Carol
$199 avg/night
yonder Y
Discover and book experiences in the natural world
START EXPLORING
FIND YOUR YONDER
Farms, ranches, vineyards, and other nature immersive escapes
Where to?
Dates Available
Guests
Yonders
GO
MEET YONDER STEWARDS
Explore properties, activities and the people that steward them
"Knowing that I contribute to
SHAPE YOUR EXPERIENCE
Plan an unforgettable trip
6 photos
YONDER FARM
The Yonder Bungalow
Long Beach, California
SEE HOST SUSTAINABILITY EFFORTS
RANCH ACTIVITY
Aunique Ranch
Beginner's Guide to Photographing Horses
@ Huntsville, TX
HOST
Jeanne
$35
RANCH ACTIVITY
BlissWood Bed and Breakfast Ranch
Catch and Release Fishing for Children
@ Cat Spring , TX
HOST
Carol
$29
Chat

Yonder Executive Team



FREYR THOR

CEO + Co-Founder

Start-up Executive, Digital Media, Anderson Digital, Vanguard Cinema, Multiple Founderships, Successful & Repeated 20x sales exits



WHITNEY ALTAFI

CMO

Brand Expert, Startup Success, Lifestyle Brands, Charles Schwab--Effie Winner, Sunrun, Credit Karma, Counsyl



DEREK NEWSOM

CTO + Co-Founder

Technology Executive, Web, Backend & Native App Expert, Inqubator Managing Partner, Nvoicepay, Our Alchemy, Anderson Digital



BILL LEE

CSO + Co-Founder

Business & Strategy Development. Brand Expert. Over 40 Years in Senior Leadership With Name Brands and StartUps



MATTHEW SCHMIDGALL

COO + Co-Founder

Experienced Startup Executive, Workflow & Scale Designer, Inqubator Managing Partner, Hennepin Studios, Anderson Digital



PATRICK S. HARRIS

Financing Advisor

Early and growth stage consumer companies. Capital introductions to family offices, institutional investors and HNW individuals

FINANCIAL INFORMATION





Capital Raise

Forecast

Unit Case

Market Size & Breakdown

Competition & Advantages

"The good news about building a company during times like these is that if they succeed, they're going to be extremely strong and resilient"   —Marc Andreassen



CAPITAL RAISE

CAP STRUCTURE

- Founders Capital $3.95M

- Debt $250K

CAP RAISE

- Crowdfunding Round: $ 1.07M

Yonder picked Top Ten Tech Startup in 2020

-Montana Tech Tribune



FORECAST

$ thousands	2019	2020	2021	2022	2023	2024	2025
Gross Revnenues	0	1,700	56,568	171,713	333,953	532,379	757,973
Net Payments to Hosts	0	1,250	44,763	139,512	273,120	532,379	757,973
Yonder Revenues	0	450	11,805	32,200	60,833	95,597	134,225
GM% - Host Payments	0%	26%	21%	19%	18%	18%	18%
Yonder Revenues	0	450	11,805	3,200	60,833	95,597	134,225
Operating COGS	6	152	2,746	7,087	13,271	20,822	29,177
Gross Operating Margin	(6)	298	9,059	25,114	47,563	74,776	105,048
GOM%	0%	66.3%	76.7%	78.0%	78.2%	78.2%	78.3%
Operating Expenses	1,402	5,079	19,939	33,075	42,000	48,161	53,587
EBITDA	(1,409)	(4,780)	(10,880)	(7,961)	5,562	26,615	51,461
EBITDA%	0%	-1068%	-95%	-26%	8%	27%	38%

EBITDA Breakeven April 2023
750M Gross Revenue in 2025
Gross Operating Margin settles in the high 70% range

Projections are not Guaranteed

SINGLE UNIT MEASURE




Stay

Booking: $ 100


Guest Charge

Yonder Gross: $ 112


Yonder Income

Yonder Net: $ 16


Steward Income

Host Net: $ 91.80

Booking Fees

12% Guest Fee: $ 12
4% Host fee: $ 4
Total: $ 16

Transaction Fees 2.90% + $ 0.30

Notes
Yonder Fees = 16% of Booking
Host Fees: 4% of Booking Amount, Instant Booking or Approval Required Booking, respectively.
Guest Fees: 12% of Booking Amount.
Transaction Fees (Stripe): Inbound—2.9% of Booking + $0.30 per transaction;
Outbound — 0.25% of transfer + $0.25 per transaction.
Commissions to Strategic Partners: 20% of Host + Guest Fees due on 5% of total bookings.



Total Available Market
$12.8 billion



Service Addressable Market
$8.0 billion



Sources: *Global Agritourism Report, QYResearch, 2014*
Global Wellness Institute, 2018, Technavio, 2019, Statista 2019

BREAKDOWN



- SAM of $8.0B consists of Agri-Eco Tourism accommodations only

- Market evenly split between 4 groups; millennials, families, seniors, & single professionals

- SAM excludes air travel, hotels, resorts & cruises

- More than 80% of listings are within a four hour drive of US metropolitan areas

- 33% of listings are exclusively on the yonder platform

- Agri-Eco Tourism realizing 12% YOY growth

- Yonder Market Share in 5 years: $ 0.7B, or 8.75% (Target Projection, Cannot Be Guaranteed)

Sources: QRY Agri Tourism Research, Condor Ferries, Access Dev, Forbes, CREST, Conde Nast, Eco Tourism Statistics, Statista

Source: Yonder Global, Inc.

COMPETITION



- Airbnb 5 Year Market Share: 10%

- Top OTA Competitors:

Airbnb	$ 38 B	40%
Booking Hldgs	$ 15 B	16%
Expedia	$ 10 B	11%
TripAdvisor	$ 3 B	3%
Tujia	$ 2 B	2%
Others	**$ 27 B**	**28%**
TOTAL	$ 95 B	

- Top Nature Competitors:

Vacasa	$ .3 B	3%
Hipcamp	$ .2 B	3%
Under Canvas	$ .2 B	2%
Glamping Hub	$ .1 B	2%
Getaway	$ .1 B	1%
Others:	**$ 7.1 B**	**89%**
TOTAL	$ 8.0 B	

Sources: Skift, Owler, Statista, Forbes, Crunchbase

OTA P2P Bookings - $Billions

Legend:
- Others
- Tujia
- TripAdvisor
- Expedia
- Booking Holdings
- Airbnb

12.4% CAGR (Compound Annual Growth Rate)

COMPETITIVE ADVANTAGE

TRIPLE BOTTOM LINE
- People
- Planet
- Profit

CLEAR MARKET DIFFERENTIAL

- Nature Tourism Focus
- Aggregating Existing, Fragmented Industry

CONTENT AND CURATION

- Qualitative Vetting Process
- Experiential Storytelling

FUNCTIONALITY

- Itinerary & Bundling Checkouts
- Robust Discoverability Search Engine

LATEST CODING TECHNOLOGY

- Modular Build, Flexibility & Scalability







TARGETING HOSTS & GUESTS

Yonder.com

yonder
Dates Available
# of Guests
Yonder Type
GO
LOGIN
SHARE
ESCAPE STAY
Riverside Escape
Hood River, OR
8 photos
ABOUT
DETAILS
All Yonders
GO

Yonder Facebook and Instagram accounts are receiving highest rating of consumer engagement, according to Gartner Report, April 2020.

#findyouryonder

HOSTS

- Exclusive platform for nature activities and stays
- Focus on host storytelling
- High-touch service
- Recognition for social and environmental good



"I'm finally on a booking platform that understands me, and the unique things I offer."

GUESTS

- Easy to find, nature-rich places
- Hand picked hosts
- Transformative experiences that support ecological harmony
- Itinerary personalization



"I reconnected with nature, my family, and myself."





GUEST GO TO MARKET

Macro & Micro-Influencers promoting Yonder with their stories



Alliance Aggregation



The Dude Ranchers' Association est. 1926

FARM STAY U.S.A. FARM AND RANCH VACATIONS

canvas [concierge alliance napa valley & sonoma]

Yonder Brand Integration FOR GUEST OUTREACH



yonder Y

BOOK NOW ON YONDER >

Shared Guest Content offers tangible testimony for Yonder experiences



YouTube
Yonder
6:15
1:00

Aligned Brand Partnerships



sweetgreen

puracy

Outdoor Voices

Channel Manager API Partnership Integration

STREAMLINE VACATION RENTAL SOFTWARE

Hostfully

NEXTPAX TRAVEL TECHNOLOGY

over 500,000 members



Thank you

For more information contact:

Freyr Thor, CEO + Co-Founder
freyr@yonder.com

PRESS LINKS



Travel & Leisure March 2020

[Attention Nature Lovers: This New Site Can Help You Find Outdoor Experiences You Don't Have to Share](#)

The Tech Tribune March 2020

[2020 Best Tech Startups in Montana](#)

Globe Trender April 2020

[Nature tourism: Yonder let's travellers book stays in the great outdoors](#)

The Tech Tribune April 2020

[Freyr Thor of Yonder](#)

The Gartner Report April 2020

[Yonder Receives Highest Trend Rating Facebook & Instagram](#)

Appendix





As host of a farm stay in Hamilton, Montana, I wasn't getting enough bookings: Guests couldn't find our property, our activities, and they were missing out on amazing experiences in nature.

Yonder will provide easy access to nature-focused properties and activities, allowing Guests to find, book, and reconnect with themselves, their families, friends, and the planet, while affording hosts additional revenue streams by sharing their world.   Tim Southwell, Founder

TALENT

Advisors + Board Members





TIM SOUTHWELL

CHAIRMAN + FOUNDER

Owner & Operator of Several Successful Companies in the Arena of Health, Wellness, Permaculture and Agri-Tourism

ANDY WOODWARD

ADVISOR - ACP CONSULTING

Award Winning Tourism Professional
30 Year in Agri - Eco Tourism Cross Atlantic Expertise & Hospitality Advocacy

RUSSELL TRUE

ADVISOR - Spur Association

Owner & President of White Stallion Ranch, and co-founder and founding member of the Dude Ranch Association





COLLEEN HODSON

ADVISOR - Dude Ranch Association

Executive Director of the Dude Ranch Association and Host at BestDudeRanches.com



SCOTTIE JONES

ADVISOR - FARM STAY US

Farmer at Leaping Lamb Farm and Founder/Executive Director at U.S. FarmStay Association





KATHARINE MILLONZI

ADVISOR - MILLONZI CONSULTING

Authority in Agri/Eco-Tourism. Strategist Experience in the U.S., Europe, Brazil, Kenya, and India

TRACTION



Host Acquisition



Site Traffic



Bookings



User Accounts



Host Community Geo-Distribution


WASHINGTON
MONTANA
DAKOTA
MINNESOTA
Quebec City
Montreal
Ottawa
OREGON
IDAHO
WYOMING
SOUTH DAKOTA
Toronto
Detroit
Chicago
NEBRASKA
NEVADA
United States
Kansas C
KANSAS
ILLINOIS
Indianap
WEST VIRGINIA
VIRGINIA
Las Vegas
NORTH CAROL
Charlotte
SOUTH CAROLINA
NEW MEXICO
MISSISSIPPI
ALABAMA
GEORGIA
El Paso
TEXAS
BAJA CALIFORNIA
SONORA
CHIHUAHUA
LOUISIAN
New Orleans
Tampa
FLORIDA
Google My Maps
Terms 100 mi

Source: Yonder.com Expanded View
Each Dot Represents a cluster of Host Listings

OUR BEST PROSPECTS

The Connection Seekers

Demographics

- Mothers with children under 18 and professional Millennials
- Higher than average income
- College educated

Psychographics

- Strong underlying desire for connection to family, friends, childhood, self
- Looking for a break from their busy lifestyles
- Suffering from device fatigue and being overly digitally connected
- Relatively tech savvy
- Seeks travel experiences that involve lesser known, less busy locations
- Values authentic reviews and opinions of peers
- Want to belong to something bigger





"Imagine a therapy that had no known side effects, was readily available, and could improve your cognitive functioning at zero cost. It exists, and it's called interacting with Nature."

--Stephen Kaplan

Author, *Experience of Nature*
Professor of Environmental Psychology
University of Michigan